ING Life Insurance and Annuity Company and its
Variable Annuity Account C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

Supplement dated August 20, 2007 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 30, 2007, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective July 30, 2007, the National Association of Securities Dealers, Inc. (NASD) was consolidated into the Financial Industry Regulatory Authority (FINRA). Accordingly, all references in your Contract Prospectus, Contract Prospectus Summary and SAI to the National Association of Securities Dealers, Inc. and NASD are deleted and replaced with the Financial Industry Regulatory Authority and FINRA, respectively.

2. Effective September 4, 2007, American Century® Income & Growth Fund (Advisor Class) will change its share class name to A Class. Accordingly, effective September 4, 2007, all references to American Century® Income & Growth Fund (Advisor Class) in the Contract Prospectus, Contract Prospectus Summary and SAI are deleted and replaced with American Century® Income & Growth Fund (A Class).

3. Effective September 4, 2007, the address listed under the "Death Benefit During the Income Phase," section on page 28 of your Contract Prospectus is changed to the following:

ING
USFS Customer Service Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063

You should send all future death benefit requests during the income phase to this address. Accordingly, also effective September 4, 2007, all references to any different death benefit address during the income phase in your Contract Prospectus, Contract Prospectus Summary, and SAI are changed to the above address.

4. Effective October 1, 2007, the principal executive office of ING Life Insurance and Annuity Company, the issuer of your variable annuity contract, and ING Financial Advisers, LLC, the principal underwriter and distributor of your variable annuity contract, is changed to the following:

One Orange Way
Windsor, CT 06095-4774

Accordingly, effective October 1, 2007, all references to these executive offices in your Contract Prospectus, Contract Prospectus Summary, and SAI are changed to the above address.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.